Filed Pursuant to Rule 424(b)(5)
Registration Statement Nos. 333-111091 and 333-112436
PROSPECTUS SUPPLEMENT
(To Prospectus dated December 17, 2003)

4,637,000 Shares

COMMON STOCK

We are offering 4,637,000 shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “ONXX.” On February 2, 2004, the reported last sale price of our common stock on the Nasdaq National Market was $34.62 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement.

PRICE $33.75 A SHARE

		Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	Onyx

Per Share	$33.750	$2.025	$31.725
Total	$156,498,750	$9,389,925	$147,108,825

We have granted the underwriters the right to purchase up to an additional 695,550 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on February 6, 2004.

MORGAN STANLEY

PIPER JAFFRAY

SG COWEN

LEERINK SWANN & COMPANY

February 2, 2004

PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DILUTION
BUSINESS
UNDERWRITERS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
ABOUT THIS PROSPECTUS
OVERVIEW
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE

      Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to “Onyx,” “we,” “us,” or “our” refer to Onyx Pharmaceuticals, Inc., a Delaware corporation.

      This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

      You should rely only on the information contained in this prospectus supplement and contained, or incorporated herein by reference, in the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

      Onyx Pharmaceuticals, Inc., the Onyx Pharmaceuticals, Inc. logo and all other Onyx names are trademarks of Onyx Pharmaceuticals, Inc. in the U.S. and in other selected countries. All other brand names or trademarks appearing in this prospectus supplement or the accompanying prospectus are the property of their respective holders.

PROSPECTUS SUPPLEMENT SUMMARY

      This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors,” the financial statements and other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

ONYX PHARMACEUTICALS

      We are a biopharmaceutical company dedicated to developing innovative therapies that target the molecular mechanisms that cause cancer. With our collaborators, we are developing small molecule, orally available drugs with the goal of changing the way cancer is treated.™ A common feature of cancer cells is the excessive activation of signaling pathways that cause abnormal cell proliferation. In addition, tumors require oxygen and nutrients from newly formed blood vessels to support their growth. The formation of these new blood vessels is a process called angiogenesis. We are applying our expertise to develop oral anticancer therapies designed to prevent cancer cell proliferation and angiogenesis by inhibiting proteins that signal or support tumor growth. By exploiting the genetic differences between cancer cells and normal cells, we aim to create novel anticancer agents that minimize damage to healthy tissue. Our lead drug candidate, BAY 43-9006, is currently in Phase III clinical development with our collaborator, Bayer Pharmaceuticals Corporation. BAY 43-9006 targets both tumor cell proliferation and angiogenesis.

      BAY 43-9006 is a novel, orally available signal transduction inhibitor and is one of a new class of anticancer treatments that target growth signaling in cancer. BAY 43-9006 operates through dual mechanisms of action by inhibiting proliferation of cancer cells and inhibiting angiogenesis. Several drugs developed and owned by others, and approved by the U.S. Food and Drug Administration, or FDA, validate this treatment approach. However, BAY 43-9006 is the first small molecule agent to enter clinical trials directed against the enzyme RAF kinase to inhibit tumor cell proliferation. In addition, BAY 43-9006 displays activity that inhibits VEGFR-2 and PDGFR-ß, two key proteins involved in angiogenesis.

      Together with Bayer, we are conducting multiple clinical trials of BAY 43-9006. To date, we have treated over 1,000 patients. In October 2003, we announced the initiation of a pivotal Phase III clinical trial after a Special Protocol Assessment, or SPA, with the FDA, in patients with advanced renal cell carcinoma, also known as kidney cancer. This decision was based on interim Phase II data, which provided encouraging signs of tumor shrinkage and disease stabilization in patients with advanced kidney cancer. The agent is also being studied in two Phase II clinical trials for the treatment of kidney, melanoma, liver and other cancers, as well as in multiple Phase Ib trials evaluating its use in combination with standard chemotherapy drugs. The Phase II trials were initiated in the third quarter of 2002 based on preliminary Phase I data indicating that BAY 43-9006 was well tolerated and showed early evidence of antitumor activity. In addition, a Phase I clinical trial in Canada is being conducted in patients with acute myelogenous leukemia, or AML, and myelodysplastic syndrome, or MDS.

      We and Bayer are developing and will market BAY 43-9006 under our collaboration agreement. We fund 50 percent of the development costs for BAY 43-9006 worldwide, except in Japan. If we continue to cofund development and, as intended, copromote in the United States, we will share 50/50 any profits in the United States. Everywhere else in the world, except in Japan, our share will be slightly less than 50 percent since Bayer has exclusive marketing rights. In Japan, Bayer funds all product development, and Onyx will receive a royalty. Our agreement with Bayer also provides that we will receive creditable milestone-based payments totaling $40 million, of which we have received $20 million to date. These payments will be repayable by us to Bayer from a portion of any of our future profits and royalties.

      In collaboration with Warner-Lambert Company, now a subsidiary of Pfizer Inc, we identified a number of lead compounds that modulate the activity of key enzymes that regulate the process whereby a single cell replicates itself and divides into two identical new cells, a process known as the cell cycle. Mutations in genes that regulate the cell cycle are present in a majority of human cancers. Warner-Lambert is currently advancing a lead candidate from that collaboration, a small molecule cell cycle inhibitor targeting a cyclin-dependent kinase expected to enter Phase I clinical trials in 2004.

      We were incorporated in California in February 1992 and reincorporated in Delaware in May 1996. Our principal office is located at 3031 Research Drive, Richmond, California 94806 and our telephone number is (510) 222-9700. Our website is located at www.onyx-pharm.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our website address is included in this document only as a reference.

THE OFFERING

Common stock offered by Onyx	4,637,000 shares

Common stock to be outstanding after the offering	34,223,022 shares

Use of proceeds	To fund development activities, including ongoing and future clinical trials for BAY 43-9006, regulatory and commercialization activities, general administrative support and general corporate purposes, including possible acquisition of products or technologies.

Nasdaq National Market symbol	ONXX

      The number of shares of our common stock to be outstanding after the offering is based on 29,586,022 shares of our common stock outstanding as of December 31, 2003 and excludes:

•	1,983,684 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $7.65 per share;

•	1,419,216 shares of common stock available for future issuance under our stock option plans;

•	68,014 shares of common stock available for sale under our employee stock purchase plan; and

•	743,229 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $9.59 per share.

SUMMARY FINANCIAL DATA

      We derived the following information from our audited financial statements for the years ended December 31, 2000 through 2002, and from our unaudited interim financial statements as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003. In the opinion of our management, our unaudited interim financial statements include all adjustments, consisting only of normal and recurring adjustments, considered necessary for a fair presentation of the financial information.

      Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003 or any future periods. The following information is only a summary and should be read in conjunction with our financial statements and related notes incorporated by reference in the accompanying prospectus, and our historical financial statements and related notes contained in our annual reports, quarterly reports and other information on file with the Securities and Exchange Commission, or the SEC. For more details on how you can obtain our SEC reports and other information, you should read the section of this prospectus supplement entitled “Where You Can Find More Information.”

      The as adjusted balance sheet data below gives effect to the sale of our common stock in this offering, at an offering price of $33.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(in thousands, except per share data)
Statements of Operations Data:
Total revenues	$24,180	$15,846	$2,715	$2,715	$—
Operating expenses:
Research and development	26,879	39,927	43,792	32,027	25,097
General and administrative	7,508	6,652	6,004	4,349	4,218
Restructuring and other	—	812	—	—	4,145

Loss from operations	(10,207)	(31,545)	(47,081)	(33,661)	(33,460)
Other income and expense, net	2,728	3,973	1,294	1,171	287

Net loss	$(7,479)	$(27,572)	$(45,787)	$(32,490)	$(33,173)

Basic and diluted net loss per share	$(0.50)	$(1.50)	$(2.23)	$(1.61)	$(1.34)

Shares used in computing basic and diluted net loss per share	14,896	18,385	20,535	20,178	24,791

	September 30, 2003

	Actual	As Adjusted

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$94,910	$241,519
Total assets	100,099	246,708
Working capital	84,527	231,136
Accumulated deficit	(192,084)	(192,084)
Total stockholders’ equity	82,027	228,636

RISK FACTORS

      Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus supplement, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occur, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

      BAY 43-9006 is our only product candidate currently in clinical development, and our ability to discover and promote additional candidates to clinical development is constrained. If BAY 43-9006 is not successfully commercialized, we may be unable to identify and promote alternative product candidates and our business would fail.

      BAY 43-9006 is our only product candidate in clinical development. In June 2003, following an unsuccessful search for new collaboration partners for our therapeutic virus product candidates, including ONYX-015 and ONYX-411, we announced that we were discontinuing the development of all therapeutic virus product candidates, eliminating all employee positions related to these candidates, and terminating all related manufacturing capabilities. As a result, we do not have internal research and preclinical development capabilities. Our remaining scientific and administrative employees are dedicated to managing our relationship with Bayer Pharmaceuticals Corporation, and the development of BAY 43-9006, but are not actively discovering or developing new product candidates. As a result of the termination of our therapeutic virus program and drug discovery programs, we do not have a clinical development pipeline beyond BAY 43-9006. If BAY 43-9006 is not successful in clinical trials, does not receive marketing approval, or is not successfully commercialized, we may be unable to identify and promote alternative product candidates to clinical development, which would cause our business to fail.

      If our clinical trials fail to demonstrate the safety and effectiveness of BAY 43-9006, we will be unable to commercialize BAY 43-9006, and our business may fail.

      In collaboration with Bayer, we are conducting multiple clinical trials of BAY 43-9006. We have completed Phase I single-agent clinical trials of BAY 43-9006. We are currently conducting a number of Phase Ib clinical trials of BAY 43-9006 in combination with standard chemotherapeutic agents. Phase I trials are not designed to test the efficacy of a drug candidate but rather to test safety; to study pharmacokinetics, or how drug concentrations in the body change over time; to study pharmacodynamics, or how the drug candidate acts on the body over a period of time; and to understand the drug candidate’s side effects at various doses and schedules.

      With Bayer, we are currently conducting single-agent, open label Phase II clinical trials of BAY 43-9006 in kidney, melanoma, liver and other cancers. Phase II trials are designed to explore the efficacy of a product candidate in several different types of cancers and are normally randomized and double-blinded to ensure that the results are due to the effects of the drug. We and Bayer have initiated a Phase III clinical trial without randomized Phase II clinical trial data. In November 2003, we announced interim investigator-reported data from 50 patients. The Phase II trial is still in progress and final results, including an independent review of the data, are not yet available. Frequently, independently-reviewed data is less favorable than investigator-reported data, and our independent review could fail to confirm the interim results. We believe that any clinical trial designed to test the efficacy of BAY 43-9006, whether Phase II or Phase III, will involve a large number of patients to achieve statistical significance and will be expensive. We may conduct a lengthy and expensive clinical trial of BAY 43-9006 only to learn that this drug candidate is not an effective treatment. Historically, many companies have failed to demonstrate the effectiveness of pharmaceutical product candidates in

Phase III clinical trials notwithstanding favorable results in Phase I or Phase II clinical trials. In addition, we may observe previously unforeseen adverse side effects.

      If efficacy of BAY 43-9006 is not demonstrated, or if previously unforeseen and unacceptable side effects are observed, we may not proceed with further clinical trials of BAY 43-9006. If we do not proceed with additional clinical trials of BAY 43-9006, we cannot seek regulatory approval of BAY 43-9006 with the FDA, which may cause our business to fail.

      In our clinical trials, we treat patients who have failed conventional treatments and who are in advanced stages of cancer. During the course of treatment, these patients may die or suffer adverse medical effects for reasons unrelated to BAY 43-9006. These adverse effects may impact the interpretation of clinical trial results, which could lead to an erroneous conclusion regarding the toxicity or efficacy of BAY 43-9006.

      We are dependent upon our collaborative relationship with Bayer to develop, manufacture and commercialize BAY 43-9006 and to obtain regulatory approval. There may be circumstances which delay or prevent the development and commercialization of BAY 43-9006.

      Our strategy for developing, manufacturing and commercializing BAY 43-9006 and obtaining regulatory approval depends in large part upon our relationship with Bayer. If we are unable to maintain our collaborative relationship with Bayer, we would need to undertake these development, manufacturing and marketing activities at our own expense, which would significantly increase our capital requirements and limit the indications we are able to pursue and could prevent us from commercializing BAY 43-9006.

      Under the terms of the collaboration agreement, we and Bayer are conducting multiple clinical trials of BAY 43-9006. We and Bayer must agree on the development plan for BAY 43-9006. If we and Bayer cannot agree, clinical trial progress could be significantly delayed or halted.

      Under our agreement with Bayer, we have the opportunity to fund 50 percent of clinical development costs worldwide except in Japan, where Bayer will fund 100 percent of development costs and pay us a royalty on sales. We are currently funding 50 percent of development costs for BAY 43-9006, and depend on Bayer to fund the balance of these costs. Our collaboration agreement with Bayer does not, however, create an obligation for either us or Bayer to fund the development of BAY 43-9006, or any other product candidate. If a party declines to fund development or ceases to fund development of a product candidate under the collaboration agreement, then that party will be entitled to receive a royalty on any product which is ultimately commercialized, but not to share in profits. Bayer could, upon 60 days notice, elect at any time to terminate its cofunding of the development of BAY 43-9006. If Bayer terminates its cofunding of BAY 43-9006 development, Onyx may be unable to fund the development costs on its own and may be unable to find a new collaborator.

      Bayer manages the development of BAY 43-9006, including the FDA regulatory process and scope, size and schedule of clinical development. We are dependent on Bayer’s experience in filing and pursuing applications necessary to gain regulatory approvals. Bayer has limited experience in developing drugs for the treatment of cancer.

      Our collaboration agreement with Bayer calls for Bayer to advance us creditable milestone-based payments. To date, Bayer has advanced us $20 million for achievement of specific milestones. Any funds advanced under the agreement are repayable out of a portion of our future profits and royalties, if any, from any products.

      Our collaboration agreement with Bayer terminates when patents expire that were issued in connection with product candidates discovered under that agreement, or upon the time when neither we nor Bayer are entitled to profit sharing under that agreement, whichever is later. The global patent applications related to BAY 43-9006 are held by Bayer. At present, it is anticipated that, if issued, the last to expire of the United States patents will expire in 2022, subject to possible patent-term extension, the entitlement to which and the term of which cannot presently be calculated.

      We are subject to a number of additional risks associated with our dependence on our collaborative relationship with Bayer, including:

•	the amount and timing of expenditure of resources can vary because of decisions by Bayer;

•	possible disagreements as to development plans, including clinical trials or regulatory approval strategy;

•	the right of Bayer to terminate its collaboration agreement with us on limited notice and for reasons outside our control;

•	loss of significant rights if we fail to meet our obligations under the collaboration agreement;

•	withdrawal of support by Bayer following the development or acquisition by it of competing products; and

•	possible disagreements with Bayer regarding the collaboration agreement or ownership of proprietary rights.

      Due to these factors and other possible disagreements with Bayer, we may be delayed or prevented from developing or commercializing BAY 43-9006, or we may become involved in litigation or arbitration, which would be time consuming and expensive.

      If Bayer’s business strategy changes, it may adversely affect our collaborative relationship.

      Bayer may change its business strategy. A change in Bayer’s business strategy may adversely affect activities under its collaboration agreement with us, which could cause significant delays and funding shortfalls impacting the activities under the collaboration and seriously harming our business.

      Provisions in our collaboration agreement with Bayer may prevent or delay a change in control.

      Our collaboration agreement with Bayer provides that if Onyx is acquired by another entity by reason of merger, consolidation or sale of all or substantially all of our assets, and Bayer does not consent to the transaction, then for 60 days following the transaction Bayer may elect to terminate Onyx’s codevelopment and copromotion rights under the collaboration agreement. If Bayer were to exercise this right, Bayer would gain exclusive development and marketing rights to the product candidates being developed under the collaboration agreement, including BAY 43-9006. If this happened, Onyx, or the successor to Onyx, would receive a royalty based on any sales of BAY 43-9006 and other collaboration products, rather than a share of any profits. In this case, Onyx or its successor would be permitted to continue cofunding development, and the royalty rate would be adjusted to reflect this continued risk-sharing by Onyx or its successor. These provisions of our collaboration agreement with Bayer may have the effect of delaying or preventing a change in control, or a sale of all or substantially all of our assets, or may reduce the number of companies interested in acquiring Onyx.

      Our clinical trials could take longer to complete than we project or may not be completed at all.

      Although for planning purposes we project the commencement, continuation and completion of clinical trials for BAY 43-9006, the actual timing of these events may be subject to significant delays relating to various causes, including actions by Bayer, scheduling conflicts with participating clinicians and clinical institutions, difficulties in identifying and enrolling patients who meet trial eligibility criteria, and shortages of available drug supply. We may not complete clinical trials involving BAY 43-9006 as projected.

      We rely on Bayer, academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving BAY 43-9006. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. In addition, we may suffer a delay in the completion of any one of our clinical trials because of requests from the FDA to revise the size or scope of the clinical trial. Failure to commence or complete, or delays in, any of our planned clinical trials would prevent us from commercializing BAY 43-9006, and thus seriously harm our business.

      We will need substantial additional funds, and our future access to capital is uncertain.

      We will require substantial additional funds to conduct the costly and time-consuming clinical trials necessary to develop BAY 43-9006, pursue regulatory approval and commercialize this product candidate. Our future capital requirements will depend upon a number of factors, including:

•	the size and complexity of our BAY 43-9006 program;

•	decisions made by Bayer and Onyx to alter the size, scope and schedule of clinical development;

•	our receipt of milestone-based payments;

•	the ability to manufacture sufficient drug supply to complete clinical trials;

•	progress with clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the cost involved in enforcing patent claims against third parties and defending claims by third parties (both of which are shared with Bayer);

•	the costs associated with acquisitions or licenses or additional products;

•	competing technological and market developments; and

•	product commercialization activities.

      We may not be able to raise additional financing on favorable terms, or at all. If we are unable to obtain additional funds, we may not be able to fund our share of clinical trials. We may also have to curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses that are unfavorable to us.

      We believe that our existing capital resources and interest thereon, will be sufficient to fund our current development plans through the middle of 2005. However, if we change our development plans, we may need additional funds sooner than we expect. In addition, we anticipate that our codevelopment costs for the BAY 43-9006 program will increase over the next several years as the Phase III clinical trial program advances, and new trials are initiated. While these costs are unknown at the current time, we expect that we will need to raise substantial additional capital to continue the cofunding of the BAY 43-9006 program in future periods. We may have to curtail our funding of BAY 43-9006 if we cannot raise sufficient capital. If we do not cofund development of BAY 43-9006, we will receive a royalty on future sales of any product that is ultimately commercialized, instead of a share of profits.

      The efficacy of RAF and angiogenesis inhibition in the treatment of human cancer has not been established.

      BAY 43-9006 is designed to act as a RAF inhibitor, blocking inappropriate growth signals in tumor cells by inhibiting RAF kinase, an enzyme involved in cancer cell growth. BAY 43-9006 is the first small molecule RAF inhibitor to reach the stage of clinical testing, and there is currently no direct evidence that the inhibition of RAF is an effective treatment for cancer in humans. BAY 43-9006 also inhibits VEGF and PDGF receptors, two key receptors involved in angiogenesis. In addition, the inhibition of RAF kinase has also been shown to have anti-angiogenic effects. BAY 43-9006 has been shown to inhibit angiogenesis and tumor growth in preclinical models. However, preclinical models to study anticancer activity of compounds are not necessarily predictive of sufficient clinical efficacy of these compounds in the treatment of human cancer to warrant a full commercial development program. BAY 43-9006 has also been tested in Phase I and Phase II human clinical trials, but the number of patients in these trials, and the design of the trials, were insufficient to draw statistically significant conclusions as to clinical efficacy of the compound. RAF inhibition, a method of action of BAY 43-9006, may ultimately fail as an effective treatment of cancer in humans, or BAY 43-9006 may not inhibit RAF sufficiently to be effective. If RAF inhibition is not an effective treatment of cancer in humans, BAY 43-9006 may have no commercial value as a drug candidate, which could seriously harm our business.

      We have a history of losses, and we expect to continue to incur losses.

      Our net loss for the year ended December 31, 2000 was $7.5 million, for the year ended December 31, 2001 was $27.6 million, and for the year ended December 31, 2002 was $45.8 million. Our net loss for the nine months ended September 30, 2003 was $33.2 million. As of September 30, 2003, we had an accumulated deficit of approximately $192.1 million. We have incurred these losses principally from costs incurred in our research and development programs and from our general and administrative costs. We derived no revenues from product sales or royalties. We expect to incur significant and increasing operating losses over the next several years as we expand our clinical trial activities. We expect our operating losses to increase with our cofunding of ongoing BAY 43-9006 clinical trial costs under our collaboration agreement with Bayer.

      We do not expect to generate revenues from the sale of products for the foreseeable future, and we must repay the milestone-based advances we receive from Bayer from our future profits and royalties, if any. Our ability to achieve profitability depends upon success by us and Bayer in completing development of BAY 43-9006, obtaining required regulatory approvals and manufacturing and marketing the approved product.

      We do not have manufacturing expertise or capabilities and are dependent on third parties to fulfill our manufacturing needs, which could result in the delay of clinical trials or regulatory approval.

      Under our collaboration agreement with Bayer, Bayer has the manufacturing responsibility to supply BAY 43-9006 for clinical trials and to support any commercial requirements. We lack the resources, experience and capabilities to manufacture BAY 43-9006 or any future product candidates on our own. We would require substantial funds to establish these capabilities. Consequently, we are dependent on third parties to manufacture our product candidates and products, if any. These parties may encounter difficulties in production scale-up, including problems involving production yields, quality control and quality assurance and shortage of qualified personnel. These third parties may not perform as agreed or may not continue to manufacture our products for the time required by us to successfully market our products. These third parties may fail to deliver the required quantities of our products, if any, or product candidates on a timely basis and at commercially reasonable prices. Failure by these third parties could delay our clinical trials and our applications for regulatory approval. If these third parties do not adequately perform, we may be forced to incur additional expenses to pay for the manufacture of products or to develop our own manufacturing capabilities.

      We have the right to copromote BAY 43-9006, but we do not have marketing or sales experience or capabilities.

      We have the right under our collaboration agreement with Bayer to copromote BAY 43-9006 in the United States in conjunction with Bayer. In order to copromote BAY 43-9006, we will need to develop marketing and sales capabilities. We may not successfully establish marketing and sales capabilities or have sufficient resources to do so. If we do not develop marketing and sales capabilities, we may not meet our copromotion obligations under our collaboration agreement, which could result in our losing these copromotion rights. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations, and we will incur additional expenses.

      If we lose our key employees and consultants or are unable to attract or retain qualified personnel, our business could suffer.

      Our future success will depend in large part on the continued services of our management personnel, including Hollings C. Renton, our Chairman, President and Chief Executive Officer, and each of our other executive officers. The loss of the services of one or more of our key employees could have an adverse impact on our business. We do not maintain key person life insurance on any of our officers, employees or consultants, other than for our chief executive officer. Any of our key personnel could terminate their employment with us at any time and without notice. We depend on our continued ability to attract, retain and motivate highly qualified personnel. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, and other research institutions.

      In January 2003, we restructured our operations to reflect an increased priority on the development of BAY 43-9006 and, in June 2003, announced that we discontinued our therapeutic virus program. As a result of these restructurings, we eliminated approximately 75 positions, including our entire scientific team associated with the therapeutic virus program. Our remaining scientific and administrative employees are engaged in managing our collaboration with Bayer to develop BAY 43-9006, but are not actively involved in new product candidate discovery. If we resume our research and development of other product candidates, we will either need to rehire these individuals or hire individuals with similar skill sets. If we cannot rehire these individuals or others with similar skill sets in a timely fashion, we will be unable to resume these activities.

      Even if our product candidates are approved, the market may not accept these products.

      Even if our product development efforts are successful and even if the requisite regulatory approvals are obtained, BAY 43-9006 or any future product candidates that we may develop may not gain market acceptance among physicians, patients, healthcare payers and the medical community. A number of additional factors may limit the market acceptance of products including the following:

•	rate of adoption by healthcare practitioners;

•	types of cancer for which the product is approved;

•	rate of a product’s acceptance by the target population;

•	timing of market entry relative to competitive products;

•	availability of alternative therapies;

•	price of our product relative to alternative therapies;

•	availability of third-party reimbursement;

•	extent of marketing efforts by us and third-party distributors or agents retained by us; and

•	side effects or unfavorable publicity concerning our products or similar products.

      If BAY 43-9006 or any future product candidates that we may develop do not achieve market acceptance, we may lose our investment in that product candidate, which may cause our stock price to decline.

      We face intense competition and rapid technological change, and many of our competitors have substantially greater managerial resources than we have.

      We are engaged in a rapidly changing and highly competitive field. We are seeking to develop and market product candidates that will compete with other products and therapies that currently exist or are being developed. Many other companies are actively seeking to develop products that have disease targets similar to those we are pursuing. Some of these competitive product candidates are in clinical trials. Competitors that target the same tumor types as our BAY 43-9006 program and that have product candidates in clinical development include Pfizer, Novartis AG, AstraZeneca PLC, OSI Pharmaceuticals, Inc., Genentech, Inc. and Abgenix, Inc., among others. We believe Pfizer has a small molecule compound in early development that targets MEK, an enzyme that is also involved in the RAS signaling pathway. In addition, potential competition may come from agents that target Epidermal Growth Factor, or EGF, receptors and Vascular Endothelial Growth Factor, or VEGF, receptors. These agents include antibodies and small molecules. In particular, OSI Pharmaceuticals with TarcevaTM and AstraZeneca with IRESSATM are developing small molecule inhibitors of the EGF receptor tyrosine kinase. Companies working on developing antibody approaches include ImClone Systems, Inc. with Erbitux and Abgenix with antibodies targeting EGF receptors. Genentech has AvastinTM, an antibody targeting VEGF, while Novartis and Pfizer, among others, are developing small molecules targeting VEGF receptors. In addition, many other pharmaceutical companies are developing novel cancer therapies that, if successful, would also provide competition for or be used in combination with BAY 43-9006. We believe that other companies have RAF kinase inhibitors in preclinical development.

      If approved, the product candidates of these and other competitors now in clinical trials will compete directly with BAY 43-9006. Many of our competitors, either alone or together with collaborators, have substantially greater financial resources and research and development staffs. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than we do in:

•	developing products;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of products; and

•	manufacturing and marketing products.

      Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing product candidates before we do. If we commence commercial product sales, we will compete against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

      We also face, and will continue to face, competition from academic institutions, government agencies and research institutions. Further, we face numerous competitors working on product candidates to treat each of the diseases for which we are seeking to develop therapeutic products. In addition, our product candidates, if approved, will compete with existing therapies that have long histories of safe and effective use. We may also face competition from other drug development technologies and methods of preventing or reducing the incidence of disease and other classes of therapeutic agents.

      Developments by competitors may render our product candidates obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborations with pharmaceutical and biotechnology companies for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with collaborative parties, may succeed with technologies or products that are more effective than ours.

      We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding other cancer therapies continue to accelerate. If BAY 43-9006 receives regulatory approval but cannot compete effectively in the marketplace, our business will suffer.

      We are subject to extensive government regulation, which can be costly, time consuming and subject us to unanticipated delays.

      Drug candidates under development are subject to extensive and rigorous domestic and foreign regulation. We have not received regulatory approval in the United States or any foreign market for BAY 43-9006 or any other product candidate.

      We expect to rely on Bayer to manage communications with regulatory agencies, including filing investigational new drug applications and generally directing the regulatory approval process for BAY 43-9006. We and Bayer may not obtain necessary approvals from the FDA or other regulatory authorities. If we fail to obtain required governmental approvals, we will experience delays in or be precluded from marketing BAY 43-9006. If we have disagreements as to ownership of clinical trial results or regulatory approvals, and the FDA refuses to recognize us as holding, or having access to, the regulatory approvals necessary to commercialize our product candidates, we may experience delays in or be precluded from marketing products.

      The regulatory review and approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Additional or more rigorous governmental regulations may be promulgated that could delay regulatory approval of BAY 43-9006. Delays in obtaining regulatory approvals may:

•	adversely affect the successful commercialization of BAY 43-9006;

•	impose costly procedures on us;

•	diminish any competitive advantages that we may attain; and

•	adversely affect our receipt of revenues or royalties.

      In addition, problems or failures with the products of others, including our competitors, could have an adverse effect on our ability to obtain or maintain regulatory approval for BAY 43-9006.

      We may not be able to protect our intellectual property or operate our business without infringing upon the intellectual property rights of others.

      We can protect our technology from unauthorized use by others only to the extent that our technology is covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, we depend in part on our ability to:

•	obtain patents;

•	license technology rights from others;

•	protect trade secrets;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from infringing on our proprietary rights.

      In the case of BAY 43-9006, the global patent applications related to this product candidate are held by Bayer, but licensed to us in conjunction with our collaboration agreement with Bayer. At present, it is anticipated that, if issued, the last to expire of the United States patents related to BAY 43-9006 will expire in 2022, subject to possible patent-term extension, the entitlement to which and the term of which cannot presently be calculated. Patent applications for BAY 43-9006 are also pending throughout the world. As of December 31, 2003, we owned or had licensed rights to 48 United States patents and 44 United States patent applications and, generally, foreign counterparts of these filings. Most of these patents or patent applications cover protein targets used to identify product candidates during the research phase of our collaborative agreements with Warner-Lambert or Bayer, or aspects of our now discontinued virus program. Additionally, we have corresponding patents or patent applications pending or granted in certain foreign jurisdictions.

      We are a party to various license agreements that give us rights to use specified technologies in our development processes. If we are not able to continue to license this technology on commercially reasonable terms, our product development may be delayed. In addition, we generally do not control the patent prosecution of in-licensed technology and, accordingly, are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology.

      Our existing patent rights may not have a deterrent effect on competitors who are conducting or desire to commence competitive research programs with respect to the biological targets or fields of inquiry that we are pursuing. Although third parties may challenge our rights to, or the scope or validity of our patents, to date, we have not received any communications from third parties challenging our patents or patent applications covering our product candidates.

      The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Our patents, or patents that we license from others, may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Competitors may challenge or circumvent our patents or patent applications. Courts may find our patents invalid. Due to the extensive time required for development, testing and regulatory review of our potential products, our patents may expire or remain in existence for only a short period following commercialization, which would reduce or eliminate any advantage the patents may give us.

      We may not have been the first to make the inventions covered by each of our issued or pending patent applications, or we may not have been the first to file patent applications for these inventions. Competitors may have independently developed technologies similar to ours. We may need to license the right to use third-party patents and intellectual property to develop and market our product candidates. We may not acquire required licenses on acceptable terms, if at all. If we do not obtain these required licenses, we may need to design around other parties’ patents, or we may not be able to proceed with the development, manufacture or, if approved, sale of our product candidates. We may face litigation to defend against claims of infringement, assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others’ proprietary rights. In addition, we may require interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions relating to our patent applications. These activities, and especially patent litigation, are costly.

      Bayer may have rights to publish data and information in which we have rights. In addition, we sometimes engage individuals, entities or consultants to conduct research that may be relevant to our business. The ability of these individuals, entities or consultants to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. The nature of the limitations depends on various factors, including the type of research being conducted, the ownership of the data and information and the nature of the individual, entity or consultant. In most cases, these individuals, entities or consultants are, at the least, precluded from publicly disclosing our confidential information and are only allowed to disclose other data or information generated during the course of the research after we have been afforded an opportunity to consider whether patent and/or other proprietary protection should be sought. If we do not apply for patent protection prior to publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information will be harmed.

      We face product liability risks and may not be able to obtain adequate insurance.

      The use of BAY 43-9006 in clinical trials, and the sale of any approved products, exposes us to liability claims. Although we are not aware of any historical or anticipated product liability claims against us, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of BAY 43-9006.

      We believe that we have obtained reasonably adequate product liability insurance coverage for our clinical trials. We intend to expand our insurance coverage to include the commercial sale of BAY 43-9006 if marketing approval is obtained. However, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise should one of our product candidates receive marketing approval. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for a product;

•	injury to our reputation;

•	withdrawal of clinical trial volunteers; and

•	loss of revenues.

      Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

      We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

      Our activities involve the controlled storage, use, and disposal of hazardous materials, including infectious agents, corrosive, explosive and flammable chemicals and various radioactive compounds. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials.

      In the event of an accident, state or federal authorities may curtail our use of these materials and we could be liable for any civil damages that result, which may exceed our financial resources and may seriously harm our business. While we believe that the amount of insurance we carry is sufficient for typical risks regarding our handling of these materials, it may not be sufficient to cover pollution conditions or other extraordinary or unanticipated events. Additionally, an accident could damage, or force us to shut down, our operations. In addition, if we develop a manufacturing capacity, we may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

Risks Related to Our Common Stock and this Offering

      Our stock price is highly volatile.

      The market price of our common stock has been highly volatile and is likely to continue to be volatile. For example, during the period beginning January 1, 2001 and ending December 31, 2003, the closing sales price for one share of our common stock reached a high of $29.67 and a low of $3.50. Factors affecting our stock price include:

•	interim or final results of, or speculation about, clinical trials from BAY 43-9006;

•	ability to accrue patients into clinical trials;

•	success or failure in, or speculation about, obtaining regulatory approval by us or our competitors;

•	public concern as to the safety and efficacy of our product candidates;

•	developments in our relationship with Bayer;

•	developments in patent or other proprietary rights;

•	additions or departures of key personnel;

•	announcements by us or our competitors of technological innovations or new commercial therapeutic products;

•	published reports by securities analysts;

•	statements of governmental officials; and

•	changes in healthcare reimbursement policies.

      Existing stockholders have significant influence over us.

      Our executive officers, directors and five-percent stockholders own, in the aggregate, approximately 29 percent of our outstanding common stock. As a result, these stockholders will be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change in control of our company and will make some transactions difficult or impossible to accomplish without the support of these stockholders.

      Bayer, a collaborative party, has the right to have its nominee elected to our board of directors as long as we continue to collaborate on the development of a compound. Because of these rights and ownership and voting arrangements, our officers, directors and principal stockholders may be able to effectively control the election of all members of the board of directors and to determine all corporate actions.

      We are at risk of securities class action litigation due to our expected stock price volatility.

      In the past, stockholders have often brought securities class action litigation against a company following a decline in the market price of its securities. This risk is especially acute for us, because biotechnology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs, could divert management’s attention and resources, and could seriously harm our business, financial condition and results of operations.

      Provisions in Delaware law, our charter and executive change of control agreements we have entered into may prevent or delay a change of control.

      We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in a merger or sale of more than 10 percent of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15 percent or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 15 percent or more of the corporation’s stock unless:

•	the board of directors approved the transaction where the stockholder acquired 15 percent or more of the corporation’s stock;

•	after the transaction in which the stockholder acquired 15 percent or more of the corporation’s stock, the stockholder owned at least 85 percent of the corporation’s outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

      As such, these laws could prohibit or delay mergers or a change of control of us and may discourage attempts by other companies to acquire us.

      Our certificate of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

•	our board is classified into three classes of directors as nearly equal in size as possible with staggered three-year terms;

•	the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

•	all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

•	special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the board or 10 percent or more of the stockholders entitled to vote at the meeting; and

•	no cumulative voting.

      These provisions may have the effect of delaying or preventing a change of control, even at stock prices higher than the then current stock price.

      We have entered into change of control severance agreements with each of our executive officers. These agreements provide for the payment of severance benefits and the acceleration of stock option vesting if the executive officer’s employment is terminated within 13 months of a change in control of Onyx. These change of control severance agreements may have the effect of preventing a change of control.

      Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

      We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

      You will experience immediate dilution in the book value per share of the common stock you purchase.

      Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an offering price to the public of $33.75 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $26.99 per share in the net tangible book value of the common stock. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are included or incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to the “safe harbor” created by those sections. These forward-looking statements include but are not limited to statements about:

•	our strategy;

•	the progress of our development programs, including clinical testing;

•	sufficiency of our cash resources;

•	revenues from existing and new collaborations;

•	our research and development and other expenses; and

•	our operations and legal risks.

      These forward-looking statements are generally identified by words such as “expect,” “anticipate,” “intend,” “believe,” “hope,” “assume,” “estimate,” “plan,” “will” and other similar words and expressions. Discussions containing these forward-looking statements may be found, among other places, in “Business” contained in this document and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus supplement except as required by law. Before deciding to purchase our common stock, you should carefully consider the risks described in the “Risk Factors” section of this prospectus supplement, in addition to the other information set forth in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in the accompanying prospectus.

USE OF PROCEEDS

      We expect to receive approximately $146.6 million in net proceeds from the sale of 4,637,000 shares of common stock in this offering (or $168.7 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These numbers are based on an offering price to the public of $33.75 per share.

      We anticipate using the net proceeds to us from the sale of the common stock in this offering to fund development activities, including ongoing and future clinical trials for BAY 43-9006, regulatory and commercialization activities, general administrative support and general corporate purposes, including possible acquisition of products or technologies.

      As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offering or the timing of these expenditures. Accordingly, our management will retain broad discretion over the use of these proceeds. Pending these uses, the net proceeds will be invested in investment grade, interest-bearing securities.

DILUTION

      The net tangible book value of our common stock on September 30, 2003 was approximately $82.0 million, or approximately $2.81 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of shares of common stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to the sale of shares of common stock in this offering at an offering price to the public of $33.75 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our net tangible book value at September 30, 2003 would have been approximately $228.6 million, or approximately $6.76 per share. This represents an immediate dilution of $26.99 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Public offering price per share		$33.75
Net tangible book value per share as of September 30, 2003.	$2.81
Increase per share attributable to new investors	3.95

Net tangible book value per share as of September 30, 2003 after giving effect to this offering		$6.76

Dilution per share to new investors		$26.99

      The number of shares of our common stock to be outstanding after the offering is based on our outstanding shares of our common stock as of September 30, 2003 and excludes:

•	2,641,188 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $7.35 per share;

•	1,137,735 shares of common stock available for future issuance under our stock option plans;

•	84,207 shares of common stock available for sale under our employee stock purchase plan; and

•	743,229 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $9.59 per share.

BUSINESS

Overview

      We are a biopharmaceutical company dedicated to developing innovative therapies that target the molecular mechanisms that cause cancer. With our collaborators, we are developing small molecule, orally available drugs with the goal of changing the way cancer is treated.TM A common feature of cancer cells is the excessive activation of signaling pathways that cause abnormal cell proliferation. In addition, tumors require oxygen and nutrients from newly formed blood vessels to support their growth. The formation of these new blood vessels is a process called angiogenesis. We are applying our expertise to develop oral anticancer therapies designed to prevent cancer cell profileration and angiogenesis by inhibiting proteins that signal or support tumor growth. By exploiting the genetic differences between cancer cells and normal cells, we aim to create novel anticancer agents that minimize damage to healthy tissue. Our lead drug candidate, BAY 43-9006, is currently in Phase III clinical development with our collaborator, Bayer Pharmaceuticals Corporation. BAY 43-9006 targets both tumor cell proliferation and angiogenesis.

      BAY 43-9006 is a novel, orally available signal transduction inhibitor and is one of a new class of anticancer treatments that target growth signaling in cancer. BAY 43-9006 operates through dual mechanisms of action by inhibiting proliferation of cancer cells and inhibiting angiogenesis. Several drugs developed and owned by others, and approved by the U.S. Food and Drug Administration, or FDA, validate this treatment approach. However, BAY 43-9006 is the first small molecule agent to enter clinical trials directed against the enzyme RAF kinase to inhibit tumor cell proliferation. In addition, BAY 43-9006 displays activity that inhibits VEGFR-2 and PDGFR-ß, two key proteins involved in angiogenesis.

      We and Bayer are developing and will market BAY 43-9006 under our collaboration agreement. Together with Bayer, we are conducting multiple clinical trials of BAY 43-9006. To date, we have treated over 1,000 patients. In October 2003, we announced the initiation of a pivotal Phase III clinical trial after a Special Protocol Assessment, or SPA, with the FDA, in patients with advanced renal cell carcinoma, also known as kidney cancer. This decision was based on interim Phase II data, which provided encouraging signs of tumor shrinkage and disease stabilization in patients with advanced kidney cancer. The agent is also being studied in two Phase II clinical trials for the treatment of kidney, melanoma, liver and other cancers, as well as in multiple Phase Ib trials evaluating its use in combination with standard chemotherapy drugs. The Phase II trials were initiated in the third quarter of 2002 based on preliminary Phase I data indicating that BAY 43-9006 was well tolerated and showed early evidence of antitumor activity. In addition, a Phase I clinical trial in Canada is being conducted in patients with acute myelogenous leukemia, or AML, and myelodysplastic syndrome, or MDS.

      In collaboration with Warner-Lambert Company, now a subsidiary of Pfizer Inc, we identified a number of lead compounds that modulate the activity of key enzymes that regulate the process whereby a single cell replicates itself and divides into two identical new cells, a process known as the cell cycle. Mutations in genes that regulate the cell cycle are present in a majority of human cancers. Warner-Lambert is currently advancing a lead candidate from that collaboration, a small molecule cell cycle inhibitor targeting a cyclin-dependent kinase expected to enter Phase I clinical trials in 2004.

Our Product Candidates

      The development status of our product candidates is listed below:

Current
Product/Program	Technology	Indication	Status

BAY 43-9006	Small Molecule Inhibitor of tumor cell proliferation and angiogenesis, targeting RAF kinase, VEGFR-2 and PDGFR-ß	Single-agent trial for Kidney cancer	Phase III
		Single-agent trials for Kidney, Melanoma, Liver and other cancers	Phase II
		Combination trials with standard chemotherapies for Melanoma and Pancreatic cancer	Phase Ib Extension
		Six additional combination trials with standard chemotherapies	Phase Ib
		Single-agent trial in Acute Myelogenous Leukemia, Myelodysplastic Syndrome	Phase I
Cell Cycle Kinase	Small Molecule Inhibitor of Cyclin- Dependent Kinase	Multiple Cancer Types	Preclinical

BAY 43-9006

      BAY 43–9006 operates through dual mechanisms of action by inhibiting proliferation of cancer cells and inhibiting angiogenesis.

      The RAS gene and its related biochemical pathway, the RAS signaling pathway, play a key role in cell proliferation. In normal cell proliferation, when the RAS signaling pathway is activated, or “on,” it sends a signal telling the cell to grow and divide. When a gene in the RAS signaling pathway is mutated, the signal may not turn “off” as it should, causing the cell to continuously reproduce itself. The RAS signaling pathway plays an integral role in the growth of some tumor types, and we believe that inhibiting this pathway could have an effect on tumor growth.

      RAF kinase is an enzyme in the pathway that RAS activates to signal cell growth. Other kinases in this part of the growth signaling pathway include MEK and ERK. The RAS pathway is believed to be abnormally activated in many human cancers by various mechanisms. In approximately 20 percent of human cancers, a RAS gene is activated by mutation. One form of the enzyme RAF, BRAF, is activated by mutations in two thirds of melanomas and is also involved in several other cancers. BAY 43-9006 is an orally active agent designed to block inappropriate growth signaling in cancer by inhibiting RAF kinase.

      BAY 43-9006 also inhibits angiogenesis. VEGFR-2 and PDGFR-ß are key receptors of Vascular Endothelial Growth Factor, or VEGF, and Platelet-Derived Growth Factor, or PDGF; respectively, both of which play a role in angiogenesis. BAY 43-9006 inhibits the signaling activities of these receptors. In addition, the inhibition of RAF kinase has also been shown to have anti-angiogenic effects.

Clinical Trials

      Under our collaboration agreement with Bayer, we are conducting multiple clinical trials of BAY 43-9006. Under our collaboration with Bayer, we are jointly developing and intend to commercialize BAY 43-9006, outside of Japan.

      Phase III in Kidney Cancer. In October 2003, we and our collaborator, Bayer, announced the initiation of an international, placebo-controlled, multi-center Phase III clinical trial to further evaluate the safety and efficacy of BAY 43-9006 in the treatment of advanced renal cell carcinoma, also referred to as RCC or kidney cancer. The objective of the randomized study is to establish the activity of BAY 43-9006 in kidney cancer in a large Phase III clinical trial, with improvement in survival as the primary endpoint. The study also will assess time-to-disease progression, overall response rate, safety, quality of life and the pharmacokinetics of BAY 43-9006. More than 800 people will participate in the Phase III study at sites worldwide. To be eligible for the study, individuals with unresectable and/or metastatic disease must have failed a previous systemic therapy. We and Bayer also reported in October that the FDA had completed and agreed upon an SPA for the pivotal Phase III trial. An SPA is a written agreement on the design and size of clinical trials intended to form the basis of a new drug application. We initiated our Phase III clinical trial based on interim investigator-reported data from our Phase II randomized discontinuation trial, which is ongoing.

      Phase II in Multiple Tumor Types. We and our collaborator, Bayer, initiated two single-agent Phase II clinical trials of BAY 43-9006 in the third quarter of 2002. One of these trials, a randomized discontinuation study, included patients with advanced solid tumors of multiple types, including kidney, melanoma, colorectal and other cancers, such as pancreas, ovarian, sarcoma, thyroid and breast. Preliminary data from the discontinuation study was presented at two scientific meetings in the fall of 2003. Additional data from this study will be reported at future scientific meetings.

      The data presented at the American Association for Cancer Research-National Cancer Institute-European Organization for Research and Treatment of Cancer, or the AACR-NCI-EORTC, conference in November 2003 included the first 50 participants with advanced and progressive kidney cancer who were evaluable after 12 weeks of treatment. Of the evaluable patients assessed by investigators, 42 percent, or 21 patients, had reported tumor shrinkage of at least 25 percent. Twenty-six percent, or 13 patients, were reported to have had their tumors stabilized within 25 percent of pretreatment size. Overall, 68 percent, or 34 patients, of this cohort of study participants did not demonstrate tumor progression by the 12-week evaluation point, as determined by investigators. The remaining 32 percent, or 16 patients, discontinued study treatment either because of progressive disease or adverse effects. These early data are subject to confirmation and to a final independent review at the conclusion of the study, along with data from additional kidney cancer patients on the study, at which time the final results will be released.

      Almost all the patients with kidney cancer in this trial had failed at least one prior systemic treatment and had progressive disease on study entry. To date, the most commonly reported drug-related events in the study include: diarrhea, hypertension, rash and mild-to-moderate hand-foot syndrome, which is characterized by painful lesions in the palms of the hands and soles of the feet, all of which were shown to be manageable and reversible.

      The second Phase II clinical trial includes only patients with liver cancer. This trial is fully enrolled and ongoing. We expect to report data from this trial at future scientific meetings.

      Phase Ib in Combination with Chemotherapies in Multiple Tumor Types. Together with Bayer, we are conducting multiple Phase Ib clinical trials evaluating BAY 43-9006 in combination with a range of standard chemotherapies. To date, we have reported results from two of these eight trials, specifically for the use of BAY 43-9006 in combination with paclitaxel and carboplatin and also with gemcitabine.

      Data from a Phase Ib trial of BAY 43-9006 were reported in June 2003 and updated in November 2003. The multicenter, dose-escalating trial is designed to evaluate different dosage levels of BAY 43-9006 administered in combination with paclitaxel and carboplatin. In November, the investigator reported data on 14 of the 46 melanoma patients enrolled in the trial. BAY 43-9006 was well tolerated when combined with full dose paclitaxel and carboplatin. Toxicities we believe to be attributable to BAY 43-9006, including skin rash and hand-foot syndrome, resolved themselves when treatment was halted or BAY 43-9006 dosages were reduced. No pharmacokinetic interaction between BAY 43-9006 and paclitaxel or carboplatin was reported. Tumor shrinkages of 50 percent or greater, also called partial responses, were observed in seven of thirteen evaluable patients with melanoma, and disease stabilization was reported in five additional melanoma patients, whose disease subsequently progressed within two to five months. At the time of the report, one partial responder’s disease progressed after ten months and six of the seven other patients with partial responses were ongoing, ranging from six to 15 months. One melanoma patient’s disease progressed after two cycles. Additional melanoma patients are being enrolled to study the combination of BAY 43-9006 with paclitaxel and carboplatin.

      A second study of BAY 43-9006 in combination with chemotherapeutics was also reported in June 2003. In this multi-center, dose-escalating Phase Ib trial, BAY 43-9006 was administered continuously at three different dose levels up to 400 mg twice daily, along with gemcitabine given at the standard dose of 1000 mg/m2. The patients had advanced solid tumors including pancreatic, colorectal, ovarian, esophageal, gastric, sarcoma, nasopharyngeal and mesothelioma, for which no standard therapy exists and who were deemed suitable for treatment with gemcitabine chemotherapy. The safety results were reported in 20 patients treated. Blood toxicities observed in patients did not limit the dose the patient could receive and were consistent with the side effects of gemcitabine when administered alone. Other toxicities included decreased appetite, fatigue, hand-foot syndrome, skin rash, nausea and diarrhea. Of these, fatigue proved dose-limiting in one patient treated at the highest dose. Preliminary pharmacokinetic analysis revealed no significant interactions between BAY 43-9006 and gemcitabine. Therefore, the primary objective of the study was met since the drugs could be combined at the standard dose of gemcitabine plus the recommended Phase II dose of BAY 43-9006. In addition, there was early evidence of anticancer activity. Data from 20 patients included one patient with a confirmed partial response in previously treated ovarian cancer, and disease stabilization of eight weeks or more in 11 patients with tumor types including ovarian, pancreatic, colorectal, esophageal, nasopharyngeal, and an unknown primary tumor. Additional pancreatic cancer patients are currently being evaluated.

      Phase I. We have reported on 182 patients with advanced cancers treated in Phase I clinical trials conducted in Germany, Belgium, Canada and the United States. We presented the data from these trials at several scientific meetings during 2002 and the first two quarters of 2003, including the 2002 and 2003 annual meetings of the American Society of Clinical Oncology, or ASCO, and the 2002 EORTC-NCI-AACR meeting.

      The objective of the Phase I studies was to test BAY 43-9006 for safety, pharmacokinetics, and pharmacodynamics, which is how the compound acts on the body over a period of time when administered orally at various doses and schedules.

      Treated patients had advanced cancers including colorectal, liver, kidney, breast, lung, ovarian and other cancers. At the recommended Phase II dose of 400 mg twice daily, toxicities were generally mild to moderate, and included skin reactions, anorexia, fatigue and diarrhea. Patients enrolled in these trials achieved serum levels of BAY 43-9006 equivalent to the levels at which antitumor activity was seen in preclinical studies. In June 2003, we reported that in an analysis of 118 patients with advanced malignancies who received BAY 43-9006 in initial doses of 200 mg or more twice daily, 29 patients, or 25 percent, remained on BAY 43-9006 for more than six months, and nine of these patients remained in treatment for more than one year. In addition, we reported early signs of antitumor activity, including partial responses in one liver cancer patient and one kidney cancer patient. Most of the dose-limiting toxicities were seen at dose levels of 600 mg twice daily or greater and included diarrhea and skin toxicity, including hand-foot syndrome, which is characterized by painful lesions in the palms of the hands and soles of the feet. Based on these results we selected a dose of 400 mg twice daily to use in our Phase II clinical trials. After additional experience treating several hundred patients at this dose in the Phase II program, the same dose is now being used in the Phase III clinical trial.

      Phase I and Phase II in AML and MDS. Together with Bayer and the Canadian National Cancer Institute, we are continuing a Phase I clinical trial of BAY 43-9006 in AML and MDS patients. The first phase of the study is a dose-escalation study that may be followed by an expansion at the highest dose level.

Cell Cycle Program

      In collaboration with Warner-Lambert, we identified a number of lead compounds that modulate the activity of key enzymes that regulate the process whereby a single cell replicates itself and divides into two identical new cells, a process known as the cell cycle. Mutations in genes that regulate the cell cycle are present in a majority of human cancers. Our small molecule discovery collaboration with Warner-Lambert ended in August 2001. However, Warner-Lambert, now a subsidiary of Pfizer, is currently advancing a lead candidate from that collaboration, a small molecule cell cycle inhibitor targeting a cyclin-dependent kinase. We believe that Pfizer expects to enter Phase I clinical trials with this candidate in 2004.

Virus Platform

      Prior to June 2003, in addition to our small molecule program we were developing therapeutic viruses that selectively replicate in cells with cancer-causing genetic mutations. In June 2003, we announced that we were discontinuing this program as part of a business realignment that placed an increased priority on the development of BAY 43-9006. As the first step in this realignment, in January 2003, we suspended Phase II and Phase III clinical studies of our p53-selective virus ONYX-015 for head and neck cancer, canceled plans to initiate a Phase II trial in metastatic colorectal cancer and suspended all manufacturing activity. In June 2003, we announced the termination of all other internal research activities, including the development of our RB-selective virus ONYX-411 and our Armed Therapeutic VirusTM products. Together these actions resulted in a reduction in force of approximately 75 positions, most of which were associated with the therapeutic virus program. We are continuing to evaluate any opportunities that may arise to license or divest our therapeutic virus technology. To further develop these assets, we will continue to fund research at the University of California, San Francisco related to our therapeutic viruses under an existing agreement that continues through January 2007. The principal investigator under this agreement is our scientific founder, Dr. Frank McCormick. Future payments under the agreement will total approximately $1.7 million.

Collaborations

Bayer

      Effective February 1994, we established a research and development collaboration agreement with Bayer to discover, develop and market compounds that inhibit the function, or modulate the activity, of the RAS signaling pathway to treat cancer and other diseases. Together with Bayer, we concluded collaborative research under this agreement in 1999, and based on this research, a development candidate, BAY 43-9006, was identified.

      Bayer has paid all the costs of research and preclinical development of BAY 43-9006. Under our agreement with Bayer, we are currently funding 50 percent of mutually agreed clinical development costs worldwide, excluding Japan. Bayer will fund 100 percent of development costs in Japan and pay us a royalty on any sales in Japan. We currently intend to copromote in the United States and, if we continue to cofund development and copromote in the United States, we will share equally in profits or losses in this territory. If we continue to cofund but do not copromote in the United States, Bayer would first receive a portion of the product revenues to repay Bayer for its commercialization infrastructure, before determining our share of profits and losses. As we do not have the right to copromote BAY 43-9006 outside the United States, Bayer would also receive this preferential distribution in all other parts of the world, except Japan where we would receive a royalty on any sales.

      Our agreement with Bayer calls for creditable milestone-based payments. These amounts are interest-free and will be repayable to Bayer from a portion of any of our future profits and royalties. We received $5.0 million in the third quarter of 2002 upon initiation of Phase II clinical studies and $15.0 million in the fourth quarter of 2003 based upon the initiation of the Phase III study. In addition, Bayer will advance us $10.0 million when a New Drug Application, or NDA, is filed and a further $10.0 million following the approval of BAY 43-9006 in any one of the United States, France, Germany, Italy, Spain or the United Kingdom. At any time during product development, either company may terminate its participation in development costs, in which case the terminating party would retain rights to the product on a royalty-bearing basis. If we do not continue to bear 50 percent of product development costs, Bayer would retain exclusive, worldwide rights to this product candidate and would pay royalties to us based on net sales.

Warner-Lambert: Cell Cycle

      In May 1995, we entered into a research and development collaboration agreement with Warner-Lambert, now a subsidiary of Pfizer, to discover and commercialize small molecule drugs that restore control of, or otherwise intervene in, the misregulated cell cycle in tumor cells. Under this agreement, we developed screening tests, or assays, for jointly selected targets, and transferred these assays to Warner-Lambert for screening of their compound library to identify active compounds. The discovery research term under the agreement ended in August 2001. Warner-Lambert is responsible for subsequent medicinal chemistry and preclinical investigations on the active compounds. In addition, Warner-Lambert is obligated to conduct and fund all clinical development, if any, make regulatory filings and manufacture for sale any approved collaboration compounds. We will receive milestone payments on clinical development and registration of any resulting products and would receive royalties on worldwide sales of the products. Warner-Lambert has identified a small molecule lead compound, an inhibitor of a cyclin-dependent kinase. We believe that Warner-Lambert expects to enter Phase I clinical trials with this candidate in 2004.

Marketing and Sales

      We currently have no marketing, sales or distribution capabilities, but we may build these capabilities to promote any approved product in the United States. We also may enter into relationships with one or more pharmaceutical companies with established marketing, sales and distribution capabilities and direct sales forces to market products we may successfully commercialize.

Manufacturing

      At this time, we do not have any internal manufacturing capability for any of our product candidates, and we rely on others to provide manufacturing services. To manufacture our product candidates for clinical trials or on a commercial scale, if we are required to or choose to do so, we would have to build or gain access to a manufacturing facility, which will require significant funds.

      Under our collaboration agreement with Bayer, Bayer has the manufacturing responsibility to supply BAY 43-9006 for clinical trials and to support any commercial requirements. To date, Bayer has manufactured sufficient drug supply to support the current needs of clinical trials in progress. We believe that Bayer has the capability to meet all future drug supply needs and meet the FDA and other regulatory agency requirements for commercialization. However, Bayer may, for reasons beyond our control, become unable or unwilling to provide sufficient future drug supply or to meet these regulatory requirements. If this happened, we would be forced to incur additional expenses to pay for the manufacture of BAY 43-9006 or to develop our own manufacturing capabilities. Under our collaboration agreement with Warner-Lambert, Warner-Lambert is obligated to manufacture all small molecule drugs for clinical development and commercialization.

Patents and Proprietary Rights

      We believe that patent and trade secret protection is crucial to our business and that our future will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others, both in the United States and other countries. The patent applications covering BAY 43-9006 are owned by Bayer, but licensed to us in conjunction with our collaboration agreement with Bayer. As of December 31, 2003, we owned or had licensed rights to 48 United States patents and 44 United States patent applications, and generally, foreign counterparts of these filings. Most of these patents or patent applications cover protein targets used to identify product candidates during the research phase of our collaborative agreements with Warner-Lambert or Bayer, or aspects of our now discontinued therapeutic virus program. We have licensed patents and patent applications useful in the conduct of our business.

      Generally, patent applications in the United States are maintained in secrecy for a period of 18 months or more. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we are not certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file those patent applications. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date, there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

      If patents are issued to others containing preclusive or conflicting claims and these claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Our breach of an existing license or failure to obtain a license to technology required to commercialize our products may seriously harm our business. We also may need to commence litigation to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. Litigation would create substantial costs. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. An adverse outcome in litigation could subject us to significant liabilities to third parties and require us to seek licenses of the disputed rights from third parties or to cease using the technology if such licenses are unavailable.

      Together with our licensors, we also rely on trade secrets to protect our combined technology; especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and collaborators. These parties may breach these agreements, and we may not have adequate remedies for any breach. Our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that we or our consultants or collaborators use intellectual property owned by others in their work for us, we may have disputes with them or other third-parties as to the rights in related or resulting know-how and inventions.

Government Regulation

      Regulation by government authorities in the United States and other countries will be a significant factor in the manufacturing and marketing of any products that may be discovered or developed by us, or that may arise out of our research. We must obtain the requisite regulatory approvals by government agencies prior to commercialization of any product. We anticipate that any product candidate will be subject to rigorous preclinical and clinical testing and premarket approval procedures by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or influence the manufacturing, testing, labeling, storage, record keeping, marketing and promotion of products and product candidates.

      The steps ordinarily required before a drug or biological product may be marketed in the United States include:

•	preclinical studies;

•	the submission to the FDA of an Investigational New Drug application, or IND, that must become effective before human clinical trials may commence;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate;

•	the submission of a marketing application to the FDA; and

•	FDA approval of the marketing application, including inspection and approval of the product manufacturing facility.

      Preclinical trials involve laboratory evaluation of product candidate chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product candidate. Preclinical safety trials must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practice. The results of the preclinical trials are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. Submission of an IND may not result in FDA clearance to commence clinical trials, and the FDA’s failure to object to an IND does not guarantee FDA approval of a marketing application.

      Clinical trials involve the administration of the product candidate to humans under the supervision of a qualified principal investigator. In the United States, clinical trials must be conducted in accordance with Good Clinical Practices under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Institutional Review Board, or IRB, and with the patient’s informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution conducting the clinical trial. The United Kingdom and many other European and Asian countries have similar regulations.

      The goal of Phase I clinical trials is to establish initial data about safety and tolerability of the product candidate in humans. The goal of Phase II clinical trials is to provide evidence about the desired therapeutic efficacy of the product candidate in limited studies with small numbers of carefully selected subjects. The investigators seek to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Investigators also gather additional safety data from these studies. Phase III clinical trials consist of expanded, large-scale, multicenter studies in the target patient population. This phase further tests the product’s effectiveness, monitors side effects, and, in some cases, compares the product’s effects to a standard treatment, if one is already available.

      We would need to submit all data obtained from this comprehensive development program as a marketing application to the FDA, and to the corresponding agencies in other countries for review and approval, before marketing product candidates. These regulations define not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding:

•	manufacture of the product;

•	testing;

•	quality assurance;

•	packaging;

•	storage;

•	documentation;

•	recordkeeping;

•	labeling;

•	advertising; and

•	marketing procedures.

      The process of obtaining FDA approval can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy of the product candidate. In some instances, regulatory approval may be granted with the condition that confirmatory Phase IV clinical trials be carried out. If these Phase IV clinical trials do not confirm the results of previous studies, regulatory approval for marketing may be withdrawn. Moreover, if regulatory approval of a product is granted, the approval will be limited to specific indications. Approvals of our proposed products, processes or facilities may not be granted on a timely basis, if at all. Any failure to obtain, or delay in obtaining, such approvals would seriously harm our business, financial condition and results of operations. Facilities used to manufacture drugs are subject to periodic inspection by the FDA and other authorities where applicable, and must comply with FDA’s current Good Manufacturing Practice, or cGMP, regulations. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal action, such as suspension of manufacturing, seizure of product or voluntary recall of a product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval. Failure to comply with FDA and other applicable regulatory requirements may result in, among other things:

•	warning letters;

•	civil penalties;

•	criminal prosecution;

•	injunctions;

•	seizure or recall of products;

•	total or partial suspension of production;

•	refusal of the government to grant approval; or

•	withdrawal of approval of products.

      Whether or not we obtain FDA approval, approval of a product candidate by comparable regulatory authorities will be necessary in foreign countries prior to the commencement of marketing of the product candidate in these countries. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. We expect to rely on our collaborators and licensees, along with our own expertise, to obtain governmental approval in foreign countries of product candidates discovered by us or arising from our programs.

Competition

      We are engaged in a rapidly changing and highly competitive field. We are seeking to develop and market product candidates that will compete with other products and therapies that currently exist or are being developed. Many other companies are actively seeking to develop products that have disease targets similar to those we are pursuing. Some of these competitive product candidates are in clinical trials. Competitors that target the same tumor types as our BAY 43-9006 program and that have product candidates in clinical development include Pfizer, Novartis, AstraZeneca PLC, OSI Pharmaceuticals, Inc., Genentech, Inc. and Abgenix, Inc., among others. We believe Pfizer has a small molecule compound in preclinical development that targets MEK, an enzyme that is also involved in the RAS signaling pathway. In addition, potential competition may come from agents that target Epidermal Growth Factor, or EGF, receptors and Vascular Endothelial Growth Factor, or VEGF, receptors. These agents include antibodies and small molecules. In particular, OSI Pharmaceuticals with TarcevaTM and AstraZeneca with IRESSATM are developing small molecule inhibitors of EGF receptor tyrosine kinase. Companies working on developing antibody approaches include ImClone Systems, Inc. with Erbitux and Abgenix with antibodies targeting EGF receptors. Genentech has AvastinTM, an antibody targeting VEGF, while Novartis and Pfizer, among others, are developing small molecules targeting VEGF. In addition, many other pharmaceutical companies are developing novel cancer therapies that, if successful, would also provide competition for or be used in combination with BAY 43-9006. We believe that other companies have RAF kinase inhibitors in preclinical development.

      We compete with alternative therapies based on a variety of factors, including:

•	product efficacy and safety;

•	availability of patients for clinical trials;

•	the timing and scope of regulatory approvals;

•	availability of supply;

•	marketing and sales capability;

•	reimbursement coverage;

•	price; and

•	patent position.

Employees

      As of December 31, 2003, we had 16 full-time employees of whom 3 hold Ph.D. or M.D. degrees. Of our employees, 3 are in research and development and 13 are in corporate development, finance and administration. No employee of ours is represented by a labor union.

UNDERWRITERS

      Under the terms and subject to the conditions set forth in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number
Name	of Shares

Morgan Stanley & Co. Incorporated	2,318,500
Piper Jaffray & Co.	927,400
SG Cowen Securities Corporation	927,400
Leerink Swann & Company	463,700

Total	4,637,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $1.316 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

      We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 695,550 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $179,973,563, total underwriters’ discounts and commissions would be $10,798,414 and total gross proceeds to us would be $169,175,149.

      The underwriting discounts and commissions were determined by negotiations between us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions were the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $500,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

      We and our directors and executive officers have agreed that, subject to certain exceptions described below, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock, or such other securities, in cash or otherwise.

      The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	in the case of the company, the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the underwriting agreement of which the underwriters have been advised in writing;

•	the grant of options to purchase common stock under our stock option plans existing on the date of the underwriting agreement;

•	the issuance by us of shares of common stock under our employee stock purchase plan existing on the date of the underwriting agreement;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering; and

•	certain transfers of shares of common stock or any security convertible into common stock as a bona fide gift or gifts, provided that the donee or distributee agrees in writing to be bound by the restrictions set forth above.

      In addition, we and our directors and executive officers have agreed with Morgan Stanley & Co. Incorporated to exclude up to an aggregate of approximately 100,000 shares of common stock from the restrictions described in this paragraph as follows:

•	with respect to Hollings C. Renton, he may continue to sell or otherwise dispose of 2,500 shares per week pursuant to a preexisting Rule 10b5-1 Trading Plan entered into on March 26, 2003; and

•	with respect to our other directors and executive officers, after a period of 45 days after the date of this prospectus supplement, each such director and/or officer may sell or otherwise dispose of up to 15% of his or her personal shareholdings in the company, including any options exercisable as of the date of this prospectus supplement.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      The underwriters and dealers may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, our common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in our common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of our common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

      We have agreed to indemnify each underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon by Cooley Godward LLP, Palo Alto, California. As of February 2, 2004, partners and associates of Cooley Godward LLP participating in the preparation of this prospectus, prospectus supplement and the related Registration Statement on Form S-3 owned an aggregate of 2,100 shares of our common stock. The underwriters are represented by Latham & Watkins LLP, Menlo Park, California, in connection with this offering.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement (of which this prospectus supplement and accompanying prospectus form a part) on Form S-3 with respect to the common stock being offered by this prospectus supplement. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus supplement, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and at 233 Broadway, New York, NY 10279. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. We maintain a website at www.onyx-pharm.com and we make available free of charge on or through our website our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Other than our SEC filings specifically incorporated by reference, we have not incorporated by reference into this prospectus supplement the information on our website, and you should not consider it to be part of this document.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but prior to the termination of the offering of the securities covered by this prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002;

•	Our proxy for our stockholders meeting on June 10, 2003 filed on April 25, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Our Current Reports on Form 8-K filed January 30, 2003, June 12, 2003, July 14, 2003, July 22, 2003, October 31, 2003 and January 27, 2004; and

•	The description of our common stock set forth in our registration statement on Form 8-A, filed with the Securities and Exchange Commission on April 2, 1996, including any amendments or reports filed for the purposes of updating this description.

      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Onyx Pharmaceuticals, Inc., Attention: Corporate Secretary, 3031 Research Drive, Richmond, CA 94806, telephone: (510) 222-9700.

PROSPECTUS
$150,000,000

Onyx Pharmaceuticals, Inc.

COMMON STOCK

       From time to time, we may sell common stock. We will specify in the accompanying prospectus supplement the terms of any offering. We may sell these shares to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement. Our common stock is traded on the Nasdaq National Market under the trading symbol “ONXX.” The applicable prospectus supplement will contain information, where applicable, as to other listings, if any, on The Nasdaq Stock Market’s National Market or any securities exchange of the securities covered by the prospectus supplement.

      You should read this prospectus and any prospectus supplement carefully before you invest.

      Investing in our securities involves a high degree of risk. See the sections entitled “Additional Business Risks” or “Business Risks” in our most recent annual report on Form 10-K and in our most recent quarterly report on Form 10-Q, both as filed with the Securities and Exchange Commission, and both of which are incorporated herein by reference in their entirety.

      THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS

ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

      The securities may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 17, 2003

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the common stock we may offer. Each time we sell common stock we will provide a prospectus supplement that will contain more specific information about the shares offered. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information.” THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

OVERVIEW

      We are a biopharmaceutical company engaged in the discovery and development of innovative therapies that target the molecular basis of cancer. With our collaborators, we are developing small molecule drugs, including BAY 43-9006 in co-development with Bayer Pharmaceuticals Corporation. BAY 43-9006 is currently being evaluated for the treatment of kidney cancer in a Phase III clinical trial. Also in our small molecule program, Warner-Lambert Company, a subsidiary of Pfizer Inc, continues a project from our previous cell cycle discovery collaboration. Warner-Lambert is currently advancing a lead candidate from that collaboration, a small molecule cell cycle inhibitor targeting a cyclin-dependent kinase, that we believe will enter Phase I clinical trials in the first half of 2004.

      We were incorporated in California on February 14, 1992 and were reincorporated in Delaware on May 9, 1996. Our principal executive offices are located at 3031 Research Drive, Richmond, California 94806. Our telephone number is (510) 222-9700. Our website is http://www.onyx-pharm.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

      Onyx Pharmaceuticals, Inc., the Onyx Pharmaceuticals, Inc. logo and all other Onyx names are trademarks of Onyx Pharmaceuticals, Inc. in the U.S. and in other selected countries. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

RISK FACTORS

      Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “ADDITIONAL BUSINESS RISKS” contained in our most recent Annual Report on Form 10-K and in the section entitled “BUSINESS RISKS” contained in our most recent Quarterly Report on Form 10-Q filed with the SEC, both of which are incorporated herein by reference in their entirety.

      Investment in our securities involves a high degree of risk. You should consider carefully the risk factors described above, as well as other information in this prospectus and the prospectus supplement before purchasing any of our securities. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

FORWARD-LOOKING INFORMATION

      This prospectus and the documents that we have filed with the SEC that are included or incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are subject to the “safe harbor” created by those sections. These forward-looking statements include but are not limited to statements about:

•	our strategy;

•	the progress of our development programs, including clinical testing;

•	sufficiency of our cash resources;

•	revenues from existing and new collaborations;

•	product development;

•	our research and development and other expenses; and

•	our operations and legal risks.

      These forward-looking statements are generally identified by words such as “expect,” “anticipate,” “intend,” “believe,” “hope,” “assume,” “estimate,” “plan,” “will” and other similar words and expressions. Discussions containing these forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus except as required by law. Before deciding to purchase our common stock, you should carefully consider the risk factors discussed here or incorporated by reference, in addition to the other information set forth in this prospectus, any accompanying prospectus supplement and in the documents incorporated by reference.

USE OF PROCEEDS

      Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of the common stock offered hereby for research and development and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. As of December 10, 2003, there were 29,523,082 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

      The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.

      Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be issued under this prospectus will be, fully paid and non-assessable.

Preferred Stock

      Our amended and restated certificate of incorporation provides that our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of a series, without further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could have a depressive effect on the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Warrants

      As of December 10, 2003, there are outstanding warrants to purchase an aggregate of 743,229 shares of our common stock. The exercise price of these warrants is $9.59 per share. Any of the outstanding warrants may be exercised by applying the value of a portion of the warrant, which is equal to the number of shares issuable under the warrant being exercised multiplied by the fair market value of the security receivable upon the exercise of the warrant, less the per share price, in lieu of payment of the exercise price per share. The warrants will expire in May 2009, unless earlier exercised. In the event of a merger or consolidation of us with or into another entity or the sale of all or substantially all of our assets, all unexercised warrants will be deemed net exercised on the date of the merger, consolidation or sale of assets.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents.

Delaware Takeover Statute

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Charter Documents

      Our amended and restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our amended and restated certificate of incorporation provides:

•	for no cumulative voting;

•	that special meetings of the stockholders may be called only by the chairman of the board, president, the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of the shares entitled to cast not less than ten percent (10%) of the votes at the meeting;

•	for a board of directors, classified into three classes of directors; and

•	for the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval.

      Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, National Association. Its address is 161 North Concord Exchange, South St. Paul, MN 55075-0738 and its telephone number is (800) 468-9716.

PLAN OF DISTRIBUTION

      We may sell the common stock through underwriters or dealers, through agents, or directly to one or more purchasers. A prospectus supplement or supplements will describe the terms of the offering of the securities, including:

•	the name or names of any underwriters, if any;

•	the purchase price of the common stock and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

      Only underwriters named in the prospectus supplement are underwriters of the common stock offered by the prospectus supplement.

      If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the stock from time to time in one or more transactions at a fixed public offering price. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of common stock offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

      We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

      We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

      We may provide agents and underwriters with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

      Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

      Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

      In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

      The validity of the shares of our common stock being offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. As of December 9, 2003, partners and associates of Cooley Godward LLP participating in the preparation of this prospectus and the related Registration Statement on Form S-3 owned an aggregate of 2,100 shares of our common stock.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and at 233 Broadway, New York, NY 10279. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus:

1. Our Annual Report on Form 10-K for the year ended December 31, 2002;

2. Our proxy for our stockholders’ meeting on June 10, 2003 filed on April 25, 2003;

3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

4. Our Current Reports on Form 8-K filed January 30, 2003, June 12, 2003, July 14, 2003, July 22, 2003 and October 31, 2003; and

5. The description of our common stock set forth in our registration statement on Form 8-A, filed with the Securities and Exchange Commission on April 2, 1996, including any amendments or reports filed for the purposes of updating this description.

      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Onyx Pharmaceuticals, Inc., Attention: Corporate Secretary, 3031 Research Drive, Richmond, CA 94806, telephone: (510) 222-9700.